FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                December 3, 2003

                             SCITEX CORORATION LTD.
                 (Translation of Registrant's Name into English)

           3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel

                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                 Yes [ ] No [X]

          Attached to the Registrant's Form 6-K, and incorporated by reference herein, are the Registrant's Notice of 2003 Annual General Meeting, Proxy Statement and Proxy Card, in connection with the annual general meeting of shareholders to be held on December 31, 2003.

     SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                SCITEX CORPORATION LTD.
                                                (Registrant)


                                                By: /s/ Yahel Shachar
                                                    ----------------------------
                                                Name: Yahel Shachar
                                                Title: Chief Financial Officer

Dated:  Wednesday, December 3, 2003

                             SCITEX CORPORATION LTD.

              NOTICE OF 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 31, 2003

                                                                Tel Aviv, Israel
                                                                December 3, 2003

To the Shareholders of Scitex Corporation Ltd. ("Scitex" or the "Company"):

        NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "meeting") of Scitex will be held in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel, on Wednesday, December 31, 2003 at 16:00 (Israel time).

        The agenda of the meeting will be as follows:

        (1) to elect an Outside Director of the Company;

        (2) to elect seven other Directors of the Company;

        (3) to approve amendments to Article 69 of the Company's Articles of Association, relating to the procedures governing notices, as specified in the Proxy Statement;

        (4) to approve the adoption of the Scitex 2003 Share Option Plan and a related amendment to the Scitex 2001 Stock Option Plan;

        (5) to approve and ratify revised terms of procurement of insurance in respect of the liability of the Company's Directors and officers;

        (6) to approve the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent auditors and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

        (7) to discuss the Auditors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2002; and

        (8) to transact such other business as may properly come before the meeting or any adjournment thereof.

        Shareholders of record at the close of business on November 27, 2003 (or where such day is not a business day, the business day immediately prior thereto) are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

                                   By Order of the Board of Directors,

                                           AMI EREL
                                             Chairman of the Board of Directors

                                           NACHUM SHAMIR
                                             President & Chief Executive Officer

        The Annual Report of the Company for the fiscal year ended December 31, 2002, including audited Consolidated Financial Statements, is enclosed, but is not part of the proxy solicitation material.

                             SCITEX CORPORATION LTD.
                 3 Azrieli Center, Triangular Tower, 45th Floor
                             67023 Tel Aviv, Israel

                                 PROXY STATEMENT

                   2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement ("Proxy Statement") is furnished to the holders of Ordinary Shares, NIS 0.12 nominal value (the "Ordinary Shares"), of Scitex Corporation Ltd. ("Scitex" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2003 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "meeting"), and at any adjournment thereof, pursuant to the accompanying Notice of 2003 Annual General Meeting of Shareholders. The meeting will be held on Wednesday, December 31, 2003 at 16:00 (Israel time) in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel.

Purpose of the Annual General Meeting

        It is proposed that at the meeting resolutions be adopted: (1) to elect an Outside Director of the Company; (2) to elect seven other Directors of the Company; (3) to approve amendments to Article 69 of the Company's Articles of Association; (4) to approve the adoption of the Scitex 2003 Share Option Plan and a related amendment to the Scitex 2001 Stock Option Plan; (5) to approve and ratify revised terms of procurement of insurance in respect of the liability of the Company's Directors and officers; and (6) to approve the reappointment of the independent auditors of the Company and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.

        In addition, the Auditors' Report and the audited Consolidated Financial Statements of the Company for the year ended December 31, 2002 will be discussed at the Annual General Meeting.

        The Company currently is not aware of any other proposal, which will come before the Annual General Meeting. If any other matters properly come before the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their judgment.

Voting and Proxies

        A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least twenty-four (24) hours prior to the meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of all the matters to be presented to the meeting, as described above. On all matters considered at the meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 27, 2003 (or where such day is not a business day, the business day immediately prior thereto), will be entitled to vote at the Annual General Meeting. Proxies are being mailed to shareholders on or about December 3, 2003 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of Ordinary Shares.

        The Company had outstanding on November 27, 2003, 43,018,413* Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the meeting. The holders of 33 1/3% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

                           OWNERSHIP OF SCITEX SHARES

        The following table sets forth certain information as of November 23, 2003 concerning (i) the only persons or entities known to us to beneficially own more than 5% of our outstanding Ordinary Shares and (ii) the number of Ordinary Shares beneficially owned by our Directors and members of our senior management as a group:

                                                              Ordinary Shares
                                                           Beneficially Owned(1)
                                                           ---------------------
Name and Address                                        Number of Shares    Percent
----------------                                        ----------------    -------
Clal Electronics Industries Ltd. (a wholly owned           9,540,226         22.18%
subsidiary of Clal Industries and Investments Ltd.)
  3 Azrieli Center, Triangular Tower, 45th Floor
  67023 Tel Aviv, Israel

Discount Investment Corporation Ltd.                       9,421,794(2)      21.90%
  3 Azrieli Center, Triangular Tower, 43rd Floor
  67023 Tel Aviv, Israel

AXA Financial, Inc ("AXA") (3)                             2,955,000          6.87%
  1290 Avenue of the Americas
  New York, NY 10104, USA

All our Directors and members of our senior management        71,666(4)       0.17%
  as a group (consisting of 12 persons)

----------------------------------

(1) Percentages in this table are based on the number of outstanding Ordinary Shares carrying voting rights as of November 23, 2003 (namely, 43,018,413 Ordinary Shares). The number of Shares includes Ordinary Shares, if any, as such shareholder or group had the right to receive upon the exercise of options which are exercisable within 60 days of November 23, 2003.

(2) Includes 4,880,334 Ordinary Shares held through DIC Loans Ltd. and 1,875,779 Ordinary Shares held through PEC Israel Economic Corporation, both wholly owned subsidiaries of Discount Investment Corporation Ltd.

(3) Beneficially owned by AXA or AXA's affiliated companies through Alliance Capital Management, L.P., an investment adviser majority-owned by AXA, which holds a majority of the Ordinary Shares by unaffiliated client discretionary investment accounts.

(4) Comprises 71,666 stock options exercisable into Ordinary Shares within 60 days of November 23, 2003.

        Clal Industries and Investments Ltd. ("CII") may be deemed to share with its wholly owned subsidiary, Clal Electronics Industries Ltd. ("CEI"), an Israeli corporation, the power to vote and dispose of our outstanding Ordinary Shares held by CEI.

        Discount Investment Corporation Ltd ("DIC") may be deemed to share with its wholly owned subsidiaries, PEC Israel Economic Corporation ("PEC"), a Maine corporation, and with DIC Loans

--------------------
* Does not include 448,975 Ordinary Shares purchased on behalf of the Company under an approved share repurchase program and held by a trustee for the benefit of employees within the framework of one of the Company's stock option plans. Until acquired by employees, such shares shall have no voting rights or rights to receive cash dividends.

Ltd., an Israeli corporation, the power to vote and dispose of our outstanding Ordinary Shares held by PEC and DIC Loans Ltd.

        CII and DIC are both controlled by IDB Development Corporation Ltd. ("IDBD"), which in turn is controlled by IDB Holding Corporation Ltd. ("IDBH"). IDBH, IDBD, DIC and CII are all Israeli corporations whose shares are traded on The Tel Aviv Stock Exchange.

        With effect from May 19, 2003, IDBH is controlled by a group comprised of: (i) Ganden Investment I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner (who is also the Chairman of IDBH, IDBD, CII and DIC) and his sister Shelly Dankner-Bergman (who is also a director of IDBH, IDBD, CII and DIC), which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, CII and DIC), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat (whose son, Zvi Livnat, is a director of IDBH, IDBD, CII and DIC, and another son, Shay Livnat, is a director of the Company), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity and voting power of IDBH, entered into a shareholders agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. Based on the foregoing, IDBH and IDBD (by reason of their control of CII and DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with CEI and DIC the power to vote and dispose of our outstanding Ordinary Shares held by such companies (including DIC's wholly owned subsidiaries) amounting, in the aggregate, as of November 23, 2003, to 44.08% of such Ordinary Shares.

        Based upon reports received by the Company, as of November 23, 2003, two other entities affiliated to IDBH held Ordinary Shares of the Company. These are Clal Insurance Enterprises Holdings Ltd. (a majority owned subsidiary of IDBD), which held 96,037 Ordinary Shares of the Company (including 19,355 Ordinary Shares of the Company owned by mutual funds that it manages), and Ilanot Discount Ltd. (in which IDBD has a 45% interest), which manages mutual funds that owned 354,975 Ordinary Shares of the Company.

        On December 1, 1980, CII, DIC and PEC entered into an agreement in writing (subsequently amended) (the "1980 Voting Agreement") that they would vote their holdings of our Ordinary Shares in concert with respect to the election of our Directors and with respect to any Ordinary Resolution submitted to shareholders. Currently the 1980 Voting Agreement is in effect through November 30, 2010.

                           RELATED-PARTY TRANSACTIONS

        Bayside Lease

        Commencing April 2000, one of our subsidiaries, Scitex Vision Ltd., leased approximately 21,000 square feet of its principal facilities in the Herzlia Industrial Park, Israel, from Bayside Land Corporation Ltd., an affiliate of DIC. The rent attributable to such premises for the year ended December 31, 2002 was approximately $0.6 million. As part of Scitex Vision Ltd.'s relocation to Netanya, Israel, during 2003, this lease was terminated effective September 30, 2003.

        Clal Insurance

        We purchased insurance policies in Israel with a number of insurance companies in respect of which Clal Insurance Company Ltd. ("Clal Insurance"), an affiliate of CII and DIC, acted as leader. In certain instances, we were a beneficiary of insurance policies purchased from Clal Insurance by a subsidiary of Creo Inc. ("Creo"), a former affiliate in which Scitex held a 12.7% interest in 2002. During 2002, we paid premiums on such insurance in insignificant amounts. The extent to which Clal Insurance, or other insurance companies to which it is affiliated, participated varied from policy to policy. All insurance was effected at normal business rates.

        Clal Service Agreement

        In November 2001, we entered into a Services Agreement (the "Agreement") with CII in connection with the transfer of our corporate offices to facilities leased to CII at the Azrieli Center, Tel Aviv and the seconding of personnel.

        Pursuant to the Agreement, CII provides us with office space for our personnel, together with other services, such as accounting, security, and MIS services and cleaning and seconds Mr. Yahel Shachar to serve as our Chief Financial Officer. In addition, CII seconded Mr. Yeoshua Agassi, who was Executive Vice President of CII, to serve as our Chief Executive Officer from October 1, 2001 through June 30, 2003, and Mr. Itai Halevy who served as our Vice President, Business Development and Strategic Planning from June 1, 2002 through January 1, 2003. Messrs. Shachar, Agassi and Halevy had agreed to dedicate nearly 100%, approximately 60% and approximately 30% of their work hours, respectively, to us. In addition, effective January 1, 2003, two other Scitex employees became employees of CII, seconded to us, currently on basis of 100% of their work hours.

        Certain services under the Agreement may be provided by subsidiaries of CII or direct from third party suppliers, and CII may assign its rights and obligations under the Agreement, in whole or in part, to a company that it controls, or to a company that controls or is under common control with CII.

        Generally the services rendered are provided by CII at the actual cost for the service, and do not include any overhead expense, or general and administrative cost. However, where such rule cannot be implemented, the cost to us is generally to be calculated either (i) on the basis of the proportion of office space occupied by us at Azrieli Center (including, proportionally, by employees seconded to us by CII), for rental of the facilities and common parts, cleaning, security, local taxes, electricity and all other expenses associated with facility maintenance; or (ii) on the basis of the number of our employees located at Azrieli Center (including, proportionally, those seconded to us by CII) for other, generally unspecified, services. Certain services, such as accounting and MIS, are at a fixed rate.

        During 2002, the aggregate cost of the services (including rental), other than the seconding of employees, was approximately $7,700 per month. In addition, we paid CII the sum of approximately $185,000 in connection with Mr. Agassi's services (based upon an amount of NIS 825,000 per annum, linked to the Israel Consumer Price Index) and the aggregate net sum of approximately $174,000 in respect of other seconded employees.

        The audit committees of both Scitex and CII periodically review the services rendered and amounts paid pursuant to the Agreement, and the specific approval of both audit committees is required to any material increases in the amounts paid. The aggregate changes in respect of the amount payable for seconded employees shall not exceed $300,000 per annum from that envisaged at the commencement of the Agreement. The aggregate changes in respect of the amount payable for other services provided to us under the Agreement shall not exceed $20,000 per quarter from that envisaged at the commencement of the Agreement.

        Combination of Scitex Vision Ltd. and Aprion Digital Ltd.

        In January 2003, we completed a transaction to combine the operations of Scitex Vision Ltd. ("Scitex Vision") (our then wholly owned subsidiary) and Aprion Digital Ltd. ("Aprion") (in which we then held approximately 42.5% of the outstanding share capital) through a share exchange. Under the terms of the Share Exchange Agreement with Aprion, (1) we sold all of our shares in Scitex Vision to Aprion (so that Scitex Vision became a wholly owned subsidiary of Aprion), and (2) Aprion issued to us shares representing approximately 67% of Aprion's outstanding share capital, and agreed to reserve up to approximately 5.9% of its share capital, on a fully diluted and as converted basis, for the issue of stock options to Scitex Vision's employees (together, the "Consideration"). The Consideration is subject to adjustments in our favor, if any of a number of specified adverse events occur in respect of Aprion at any time prior to the earlier to occur of (i) January 1, 2010; or (ii) the closing of an initial public offering of

Aprion's shares (with minimum requirements as to Aprion's valuation at, and the proceeds of, such offering). As required in the Share Exchange Agreement, we transferred $15 million to Scitex Vision.

        Immediately following this transaction, we held, in the aggregate, approximately 75% of Aprion's outstanding share capital (equating to approximately 65% of Aprion's share capital on a fully diluted and as converted basis).

        Each of Scitex Vision (for the benefit of Aprion) and Aprion (for our benefit) made customary representations and warranties in the Share Exchange Agreement with respect to each party's business operations. We also made limited representations and warranties for the benefit of Aprion. The representations and warranties made by the parties survive for a limited period of one year, except for certain representations that survive until the earlier of (i) expiration date of the applicable statute of limitations and (ii) closing of an initial public offering of Aprion. In the event of damages incurred as result of breach of the representations and warranties made by us or Scitex Vision or failure to perform covenants or agreements, we are required to indemnify Aprion. Similarly, in the event of damages incurred as result of breach of the representations and warranties made by Aprion or failure to perform covenants or agreements, Aprion is required to indemnify us. The indemnification will be paid out solely in shares of Aprion and is capped, in the aggregate, at $7 million (if we are required to indemnify Aprion) or $6 million (if Aprion is required to indemnify us).

        This transaction was a "related party transaction" because CEI and DIC may have had a personal interest in the transaction by virtue of their shareholdings in Aprion (prior to the transaction, each of CEI and DIC held approximately 14% of Aprion's share capital). Accordingly, as required by the Israeli Companies Law 5759-1999 (the "Companies Law"), the transaction was approved by our Audit Committee, Board of Directors and a special majority of our shareholders, in that order. In addition, Singer & Even, the financial advisor in connection with the transaction delivered to our Board of Directors a written opinion as to the fairness, from a financial point of view, of the combination ratio between Scitex Vision and Aprion in connection with the transaction.

        Other

        During 2002, we maintained business relationships and entered into various other transactions in the ordinary course of business with a number of other companies affiliated with our principal shareholders, all on terms which our management believes were no less favorable to the Company than could be obtained in transactions with unaffiliated third parties.

                        REMUNERATION AND STOCK OPTIONS OF
                         DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth with respect to all our Directors and members of our senior management as a group, including all persons who were at any time during the period indicated Directors or members of our senior management, all cash and cash equivalent forms of remuneration paid by Scitex during the fiscal year ended December 31, 2002:

                                                      Salaries, fees,
                                                     directors' fees,
                                                      commissions and     Other
                                                          bonuses       Benefits
                                                     ----------------   --------
All Directors and members of senior management
  as a group (consisting of 12 persons in 2002)           $2,020,000    $228,000

        Mr. Roger Gallois, who served as an Outside Director until December 29, 2002, received an annual directors' fee of $20,000 and an attendance fee of $1,000 for each meeting attended outside his country of residence (such fees having been approved prior to the promulgation of regulations regarding Outside Directors' fees). During 2002, our other Outside Directors received annual directors' fees and attendance fees equivalent to the maximum fees then permitted for Outside Directors under regulations issued pursuant to the Companies Law (which equates to approximately $10,500 per annum and an attendance fee of approximately $400 per meeting) although new regulations were approved in 2003, which would, in certain circumstances, permit certain companies to pay higher fees. Directors' fees and attendance fees of a similar amount are payable to all our other Directors. Prior to January 1, 2002, where Directors were employees of major shareholders (or companies under their control), directors' fees and attendance fees were generally paid to the company with whom the Director was employed. However, since January 1, 2002, such fees have not been paid in respect of such Directors. Except as aforesaid, the Company did not compensate Directors in 2002.

Stock Options

        The following table sets forth as to all our Directors and members of our senior management as a group, including all persons who were at any time during the period indicated Directors or members of our senior management, certain information (expressed in terms of Ordinary Shares of NIS 0.12 nominal value) concerning (i) options granted by Scitex between January 1, 2002 and December 31, 2002; (ii) options exercised between such dates; and (iii) unexercised options at December 31, 2002.

        Granted .........................................................   None

        Exercised .......................................................   None

        Unexercised
             Unexercised Number of Ordinary Shares ...................... 80,000
             Average option price per Ordinary Share .................... $10.08

                  PROPOSALS FOR THE 2003 ANNUAL GENERAL MEETING

                     ITEM 1--ELECTION OF AN OUTSIDE DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two outside directors ("Outside Directors"). To qualify as an Outside Director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an Outside Director if the individual's position or other activities create or may create a conflict of interest with his or her role as an Outside Director. For a period of two years from termination from office, a former Outside Director may not serve as a Director or employee of the Company or provide professional services to the Company for consideration.

        The Outside Directors must be elected by the shareholders. The term of an Outside Director is three years and may be extended for an additional three years. Other Directors are elected annually. All of the Outside Directors of a company must be members of its Audit Committee and each other committee of a company's Board of Directors empowered with powers of the Board of Directors is required to include at least one Outside Director.

        It is now proposed that Mr. Gerald Dogon be elected as an Outside Director of the Company for a term of three years from the date of the meeting. The term of office of Professor Shmuel Kandel, who was elected as an Outside Director of the Company on December 27, 2000, expires on December 26, 2003, and he will not be standing for a second term. Ms. Ariella Zochovitzky, who was elected as the other Outside Director of the Company on December 29, 2002, continues to serve the Company as an Outside Director. The Company has received a declaration from Mr. Dogon, confirming his qualifications under the Companies Law to be elected as an Outside Director of the Company.

        A brief biography of Mr. Dogon is set forth below:

        Gerald Dogon (aged 64) was Chief Financial Officer of DSP Communications, Inc. ("DSP") from August 1994 through October 1998, during which period he also served DSP as Executive Vice President from July 1996 through October 1998 and as Senior Vice President from August 1994 through July 1996. Mr. Dogon also served as a director of DSP from November 1997 through January 1999. From December 1987 to August 1994, he held various senior financial positions with several Israeli companies, including Nilit Ltd., Mul-T-Lock Ltd., the Israel General Bank Ltd. and Indigo Ltd. Prior thereto, Mr. Dogon was employed for 16 years by Scitex, where he served as Executive Vice President and Chief Financial Officer from October 1986 to August 1987, Corporate Vice President - Finance from September 1971 to October 1986, and Corporate Secretary from December 1972 to May 1987. He is a director of several private companies and served as a director of Nogatech, Inc. ("Nogatech") from 1999 to 2000, of Mul-T-Lock Ltd. from 1997 to 1999, and of Contahal Ltd. ("Contahal") from 1993 to 1998, and acted as chairman of the audit committee at both Nogatech and Contahal. Mr. Dogon holds a bachelors degree in economics and commerce from the University of Cape Town, South Africa.

        As at November 23, 2003, Mr. Dogon beneficially owned 10,304 shares of the Company.

        It is proposed that at the meeting the following resolution be adopted:

          "RESOLVED, that Mr. Gerald Dogon be elected as an Outside Director of Scitex for a term of three years, commencing December 31, 2003."

        Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders ("Controlling Shareholders") as defined in the Companies Law, or (ii) the total number of shares voted against the resolution by shareholders who are not Controlling Shareholders does not exceed one percent of Scitex's outstanding shares. The shares held by CEI and DIC (and its subsidiaries) are deemed to be shares held by Controlling Shareholders. (See above, under the caption "Ownership of Scitex Shares".)

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

                       ITEM 2--ELECTION OF SEVEN DIRECTORS

        The Company currently has a Board of nine Directors, including two Outside Directors (see Item 1 above). Those Directors who are not Outside Directors are elected annually.

        The Management of the Company is presently recommending seven nominees for election as Directors (other than Outside Directors) of the Company at the Annual General Meeting. All such nominees are current members of the Company's Board of Directors, four of whom (Ami Erel, Shimon Alon, Avraham Fischer and Shay Livnat), having been appointed since the previous Annual General Meeting of Shareholders to fill vacancies then existing on the Board. Subject to all nominees being elected, the Board will continue to comprise nine Directors, including two Outside Directors. The number of Directors of the Company as last fixed by a decision of the shareholders of the Company is eleven. It is therefore intended that two vacancies will exist on the Board of Directors immediately following the Annual General Meeting. Under the Articles of Association of the Company, the Board of Directors will be entitled to fill, until the next election of Directors, the vacancies existing on the Board following the meeting.

        The Company is not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a Director.

        The nominees, their present principal occupation or employment and the year in which each first became a Director are set forth below. As at November 23, there were no shares of the Company beneficially owned by any of the nominees.

                                                 Principal Occupation                          Director
                Name                                 or Employment                       Age     Since
                ----                                 -------------                       ---     -----
Ami Erel(a, b)                  Chairman of the Board of the Company; President and      56      2003(c)
                                Chief Executive Officer, Discount Investment
                                Corporation Ltd.
Shimon Alon                     Former Chief Executive Officer and Chairman, Precise     53      2003
                                Software Solutions Ltd.
Avraham Asheri(a, d, e)         Economics Advisor; Director of Companies; Former         65      2000
                                President and Chief Executive Officer, Israel Discount
                                Bank Ltd.
Raanan Cohen(a, b, e)           Vice President, Discount Investment Corporation Ltd.     36      2001
Avraham Fischer(f)              Deputy Chairman, IDB Holding Corporation Ltd.;           47      2003
                                Co-Chief Executive Officer, Clal Industries and
                                Investments Ltd.
Shay Livnat(f, g)               Chief Executive Officer, Zoe Holdings Ltd.               45      2003
Ophira Rosolio-Aharonson(d, e)  Director of Companies                                    54      2000

-----------------------------------
a Nominee of DIC and its wholly owned subsidiaries. The nominee disclaims beneficial ownership of the shares of the Company held by DIC and its subsidiaries.

b       Member of the Remuneration Committee of the Board of Directors

c       Mr. Erel also served as a Director of the Company in 2000 to 2001.

d Member of the Audit Committee of the Board of Directors (which also includes both Outside Directors). All members of the Audit Committee are independent as defined in the United States' Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

e Member of the Financial Investments Committee of the Board of Directors, which also includes Ariella Zochovitzky

f Nominee of CII through its wholly owned subsidiary, CEI. The nominee disclaims beneficial ownership of the shares of the Company held by CEI.

g       Mr Livnat is the son of Avraham Livnat, an affiliate of IDBH.

        Ami Erel, who was appointed Chairman of our Board of Directors in June 2003, has served as President and Chief Executive Officer of DIC since June 2001. From November 1999 to January 2002, he served as the Chairman, President and CEO of Elron Electronic Industries Ltd. (Elron). From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq, The Israel Telecommunications Corp. Ltd. and from 1997 to 1998, he was Chairman of the Board of Directors of PelePhone Communications Ltd. He continues to serve as Chairman of Elron and currently serves as Chairman of the Board of Directors of RDC-Rafael Development Corporation Ltd. and Netvision Ltd., and as a director of Elbit Systems Ltd. ("Elbit"), Property and Building Corporation Ltd., Super-Sol Ltd., and as a chairman or a director of other companies affiliated with DIC and Elron. He holds a bachelors degree in electronic engineering from the Technion, the Israel Institute of Technology, Haifa, Israel (the "Technion").

        Avraham Asheri is an economics advisor. He served as President and CEO of Israel Discount Bank Ltd. from 1991 until 1998, having previously held the position of Executive Vice President and a Member of the Bank's Management Committee from 1983. Prior to joining Israel Discount Bank, during a period of 23 years, Mr. Asheri held various offices at the Ministries of Industry and Finance, including Director General of the Ministry of Industry and Trade, Managing Director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. He is a member of the boards of directors of several companies, including Elbit, Elron, Kardan Real Estate Ltd. and Discount Mortgage Bank Ltd. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University of Jerusalem, Israel.

        Shimon Alon served, until June 2003, as Chief Executive Officer of Precise Software Solutions Ltd. ("Precise"), a leading provider of application performance management, having held such position since September 1997, and was also President of Precise from September 1997 until December 2000. He also served as a director of Precise from December 1998. Following the acquisition of Precise by Veritas Software Corp. in June 2003, Mr. Alon agreed to serve as an executive advisor to Veritas until January 2004. From October 1982 to August 1996, he served at Scitex and its subsidiaries in various executive management, sales, marketing and customer support capacities, including Senior Executive Vice President of the Company and President of its Graphic Art Group from November 1995 to August 1996, President and Chief Executive Officer of Scitex America Corp. from May 1995 to July 1996, and Managing Director of Scitex Europe S.A. from February 1993 to May 1995. He holds a degree from the Executive Management Program at the Harvard Business School in Cambridge, Massachusetts.

        Raanan Cohen was appointed Vice President of DIC in August, 2001, having previously served as Executive Assistant to the Chief Executive Officer of DIC from April, 1999. Prior to joining DIC, he was an associate with McKinsey & Company, Inc. in London from 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar, and from 1994 to 1995 he served as an advocate with S. Horowitz & Co., one of Israel's leading law offices. He is a director of a number of companies within the DIC group, including Cellcom Israel Ltd. and Property & Building Corporation Ltd. Mr. Cohen holds bachelors degrees in law and in economics from Tel Aviv University and a masters degree in business administration from J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois.

        Avraham Fischer is the deputy Chairman of IDBH and a co-Chief Executive Officer of CII. In addition, he is a co-managing partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. He is also the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in, mainly, Israeli, companies, operating primarily in the fields of real estate, communications and technologies. He has served as a director of several companies, including DSP Group, Inc., DSP and Nogatech and currently serves as a director of Vyyo Inc. and several other companies. Mr. Fischer holds an LL.B. degree from Tel Aviv University, and is a member of the Israeli bar association.

        Shay Livnat is the Chief Executive Officer of Zoe Holdings Ltd., a company he founded in 1988, which is primarily engaged in investments in telecom and high-tech companies. He is a co-Chairman of UPS Israel (United Parcel Service Israel) and UTI (Isuzu GM Trucks) Ltd. and serves as a director of Taavura Holdings Ltd. From 1988 to 1998, Mr. Livnat served as CEO of Tashtit Group. He holds a bachelors degree in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

        Ophira Rosolio-Aharonson is an executive director at several private and publicly traded high tech companies, a strategic business consultant, partner and advisor to several venture capital firms in Israel and in the United States. She was a co-founder of Seagull Technology, Inc. and served as CEO of Terra Computers, Inc. in the United States from 1992 to August 1999. Prior to that, Ms. Rosolio-Aharonson served as a senior executive, holding various CEO/COO positions at Clal Computers & Technology Ltd. She is currently a member of the board of directors of Cimatron Ltd. and OptiSign Ltd. Ms. Rosolio-Aharonson has a bachelors degree in applied mathematics and physics and completed courses required for a masters degree in bio-medical engineering from the Technion and is a graduate of the executive business and management program of Tel Aviv University.

        Our Articles of Association provide that our Board of Directors may delegate power to one or more committees of the Board, subject to the limitations and restrictions that the Board may from time to time prescribe, which power of delegation is also limited by the Companies Law, which stipulates that certain powers cannot be delegated by the Board of Directors. In addition to the appointment of an audit committee, a requirement pursuant to the Companies Law, the Board has appointed a remuneration committee and a financial investments committee. The audit committee must be comprised of at least three Directors, including all of the Outside Directors, and may not include the Chairman of the Board, the Chief Executive Officer or certain other officers or a Controlling Shareholder. Any other committee of the Board empowered with powers of the Board of Directors is required to include at least one Outside Director.

        Our Articles of Association also provide that any Director may appoint another person to serve as an Alternate Director. To qualify as an Alternate Director, a person must be qualified to serve as a Director but cannot be a Director or the Alternate Director of another Director. An Alternate Director shall have all the rights and obligations of the Director who appointed him or her, but an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof attended by the Director who appointed such Alternate Director. Unless the time or scope of the appointment is limited by the appointing Director, the appointment is effective for all purposes until the appointing Director ceases to be a Director or terminates the appointment.

        The Companies Law requires disclosure by an "office holder" (as defined below) to the company in the event that an office holder has a direct or indirect personal interest in transactions to which the company intends to be a party, and codifies the duty of care and fiduciary duty, which an office holder owes to the Company. An "office holder" is defined in the Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. The Companies Law requires that certain transactions, actions and arrangements be approved by the audit committee of the company's board of directors and by the board of directors itself. In certain circumstances shareholder approval is also required. Subject to a certain exception set forth in the Companies Law, a director who has a personal interest in a matter that is considered for approval at a meeting of the board of directors or the audit committee may not be present nor vote on any such matter.

        The Ordinary Shares of Scitex do not have cumulative voting rights for the election of Directors, which means that (subject to certain special requirements regarding voting for the election of an Outside Director - see Item 1 above) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of Directors at a general meeting of shareholders have the power to elect all the Directors, to the exclusion of the remaining shareholders.

        Pursuant to the 1980 Voting Agreement, shareholders beneficially holding an aggregate of approximately 44.08% of Scitex's outstanding Ordinary Shares carrying voting rights have agreed to vote their shares for election of the above nominees for Director.

        It is proposed that at the meeting the following resolution be adopted:

              "RESOLVED, that each of the nominees named in Item 2 of Scitex's proxy statement relating to its 2003 Annual General Meeting be, and each hereby is, elected as a Director of Scitex to hold office until the next annual general meeting and until his or her successor shall have duly taken office, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company."

        The affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required to elect the said nominees as Directors of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

    ITEM 3--AMENDMENTS TO ARTICLE 69 OF THE COMPANY'S ARTICLES OF ASSOCIATION

        The Company proposes to amend Article 69 ("Notices") of its Articles of Association, as set forth in Part I of Appendix A to this Proxy Statement.

        The proposed amendments relate to written notices served by the Company upon its shareholders. The current provisions of Article 69 provide that any notices or other document shall be deemed to have been served forty eight hours after posting, or seven days after posting if sent internationally. This provision was first adopted by the Company when Israeli companies legislation generally required a period of only seven days prior notice for ordinary resolutions being presented at general meetings of shareholders and was intended to ensure that shareholders received adequate notice of matters to be presented to them. However, the Companies Law now requires public companies to give at least twenty-one days notice of general meetings of shareholders, unless otherwise specified in the Articles, which, when read with the provisions of Article 69, may require the Company to mail shareholder material at least twenty-eight days prior to meetings. This may, in certain circumstances, impose an unnecessary logistical burden upon the Company. In addition, the Company believes that, in general, mailing processes have been expedited compared to the time when this Article was first adopted. Today, there are also additional and/or more effective means of transmission. In light of the foregoing, and due to changes in the business environment and the potential flexibility afforded by the Companies Law, the Board of Directors has recommended that several changes be made to Article 69.

        The actual language of the proposed amendments is set forth in Part I of Appendix A to this Proxy Statement. For your convenience, the complete current text of Article 69 is set forth in Part II of Appendix A to this Proxy Statement.

        It is proposed that at the meeting the following resolution will be adopted:

              "RESOLVED, that Article 69 of the Articles of Association of the Company be, and it hereby is, amended pursuant to the resolution set forth in Part I of Appendix A to the Company's Proxy Statement for its 2003 Annual General Meeting of Shareholders."

        The affirmative vote of the holders of not less than 75% of the voting power represented at the meeting in person or by proxy and voting on the resolution is necessary for approval of these amendments to the Articles of Association.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

  ITEM 4--APPROVAL OF THE ADOPTION OF THE SCITEX 2003 SHARE OPTION PLAN AND A
             RELATED AMENDMENT TO THE SCITEX 2001 STOCK OPTION PLAN

        Background

        In December 2001, the shareholders of the Company approved the adoption of the Scitex 2001 Stock Option Plan (the "2001 Plan") which permits the grant, through November 2011, of stock options, exercisable into up to 750,000 Ordinary Shares, to officers, employees, directors, consultants and contactors of the Company or of a subsidiary or controlled entity of the Company. To date, no stock options have been granted under the 2001 Plan. The 2001 Plan replaced two previous share option plans that had expired in September 2001. Under the previous plans, stock options to acquire 1,147,897 Ordinary Shares remain outstanding at exercise prices ranging from $8.18 to $12.69 per share.

        Since the adoption of the 2001 Plan, there have been a number of legislative and other changes affecting employee stock options, including legislation enacted in 2002 amending the Israel Income Tax Ordinance, which created a new tax regime in Israel, commonly referred to as the "Tax Reform". On June 30, 2003, the Securities and Exchange Commission approved amendments to Nasdaq's listing rules. The amended rules require the Company to obtain shareholder approval for the adoption of, and material amendments to, most stock option plans. Accordingly, we are asking our shareholders to approve the adoption of our new Scitex 2003 Share Option Plan (the "2003 Plan"), so that we can use it to achieve the Company's compensation goals and also enable the Israeli employees, consultants, contractors, directors and other service providers that receive options granted thereunder to benefit from a reduced tax rate in accordance with the Tax Reform. Following approval by our Audit Committee, our Board of Directors has adopted the 2003 Plan, subject to approval from our shareholders at the Annual General Meeting. Pursuant to the Companies Law, the grant of specific stock options to any of the

Company's Directors requires the approval of Scitex's Audit Committee, Board of Directors and shareholders, in that order.

        As described above, we have already reserved an aggregate of 750,000 Ordinary Shares for issuance under the 2001 Plan. We now propose that the number of Ordinary Shares reserved will be increased from 750,000 to 1,900,000 and will be available for issuance under both the 2001 Plan and the 2003 Plan, so that we will have an aggregate of 1,900,000 Ordinary Shares reserved for issuance under both plans, subject to adjustments for stock splits and similar events.

        We believe that the approval of the 2003 Plan is essential to our ability to attract and retain employees and directors, as stock options to be granted under the 2003 Plan to our eligible Israeli personnel will enable them to enjoy a reduced tax rate in accordance with the Tax Reform. We also believe that reserving an aggregate of 1,900,000 Ordinary Shares for issuance under both the 2001 Plan (see the related amendment to the 2001 Plan below) and the 2003 Plan will provide us with more flexibility to elect the appropriate plan under which future stock option awards will be granted.

        Summary of the 2003 Plan

        The following is a summary of the principal features of the 2003 Plan. This summary does not purport to be complete and is qualified in its entirety by reference to the 2003 Plan, a copy of which is attached as Appendix B hereto.

        Purposes. The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or any subsidiary or affiliate thereof, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Plan is designed to allow the grantees to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961, or the Tax Ordinance, as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, or, with respect to non-Israeli residents, the applicable laws relevant in the country of residency of such grantees.

        Administration. The 2003 Plan is administered by our Board of Directors or, subject to the Companies Law, by a Share Incentive Committee or other committee appointed by our Board of Directors (collectively, the "Committee"). Subject to the terms of the 2003 Plan and applicable law, the Committee will have the power to determine the persons who will receive stock option awards, the terms and conditions of such stock option awards (such as vesting schedule and exercise price), adopt such provisions or rules as may be necessary or appropriate to permit eligible grantees who are not Israeli residents to participate in the 2003 Plan and/or to receive preferential tax treatment in their country of residence, and/or other matters as set forth in the 2003 Plan, including the making of certain tax elections in accordance with the Tax Ordinance. The interpretation and construction by the Committee of any provision of the 2003 Plan or of any option granted thereunder will be final and conclusive.

        A maximum of 1,900,000 Ordinary Shares will be reserved for issuance under the 2003 Plan and the 2001 Plan, as amended. The Committee will also have full authority in its discretion to determine that the Company may issue, for the purposes of the 2003 Plan, previously issued Ordinary Shares that are held by the Company, from time to time, as dormant or treasury shares. If a stock option expires or otherwise ceases to exist, all Ordinary Shares covering such stock option will again be available for grant and returned to the "pool" of Ordinary Shares reserved for issuance under the 2003 Plan and the 2001 Plan, as amended.

        Eligibility. The Committee may grant stock options to any employee, director, consultant or contractor of the Company or any subsidiary or affiliate thereof, except that grants to the Company's directors and executive officers (i.e., its "office holders" as such term is defined in the Companies Law) will be subject to the approvals required under the Companies Law.

        Exercise Price; Vesting. The exercise price and vesting schedule of options granted under the 2003 Plan are determined by the Committee, as specified in the grant letter issued by the Company to the grantee. Unless otherwise determined by the Committee, the options granted under the 2003 Plan will vest in equal installments over a period of three years. The Committee will have full authority to determine any provisions regarding the acceleration of the vesting of any options or the cancellation of all or any portion of any restrictions with respect to any options upon certain events or occurrences, and to include such provisions in the grant letter.

        Termination of Employment. In general, in the event that employment with the Company or one of its subsidiaries is terminated for any reason, then all the unvested options on the date of termination expire immediately. If the employment (i) is terminated as a result of death or disability, then the vested options and such options that would have become vested within 12 months following the termination date will remain exercisable and expire 12 months following the termination date, (ii) is terminated for "cause" (as defined in the 2003 Plan), then the vested options will terminate immediately, or (iii) is terminated for any other reason, then the vested options will expire within 90 days following the termination date, except that if the grantee dies within such 90-day period, such options will remain exercisable and expire 12 months following the termination date. Similar provisions generally apply to the service of directors, consultants and contractors, except that, as regards directors, the director's options, to the extent vested at the date he or she ceases to serve as a director (or if vested during 12 months following death or disability), shall be exercisable at any time until the specified expiration of the term of the options. In certain circumstances, the Committee is authorized to deviate from the foregoing principles.

        Adjustment upon Certain Events; Liquidation and Change of Control. If there is a change in the Company's capitalization, such as due to a stock split, combination or reclassification of shares, which results in an increase or decrease in the number of issued and outstanding Ordinary Shares, an appropriate adjustment will be made to the exercise price of each outstanding option and the number of Ordinary Shares subject to each outstanding option, as well as the number of Ordinary Shares authorized for issuance under the 2003 Plan. In general, an adjustment to the number of Ordinary Shares subject to each outstanding option will also occur whenever the Company distributes bonus shares. In addition, if the Company distributes cash dividends, the exercise price for outstanding options shall be reduced by an amount equal to the amount of the dividend per Ordinary Share distributed, calculated in accordance with the 2003 Plan.

        If the Company is liquidated or dissolved, each of the outstanding options on the date of such a dissolution or liquidation will generally terminate immediately prior to the effective date of such dissolution or liquidation.

        Under the 2003 Plan, in the event of a corporate transaction, such as the sale of all or substantially all of the Company's assets, disposition of at least 80% of the Company's outstanding securities, merger or other transaction that results in the Company not being the surviving corporation (or is the surviving corporation but the Ordinary Shares are converted or exchanged into other property), the outstanding options on the date of the occurrence of any one of the foregoing events will generally be, at the discretion of the Committee, substituted for an option to purchase securities of the successor entity and/or be assumed by the successor entity. Unless assumed by the successor entity, all outstanding options will terminate immediately following such transaction.

        Transferability of Options. Options are generally not assignable or transferable, except by will or the laws of descent and distribution. In the event of death of grantees, options may be exercised within a prescribed period (see "Termination of Employment" above) by a person who acquires the right to exercise the options by bequest or inheritance.

        Term. The 2003 Plan will terminate upon the earlier of (i) November 23, 2013 or (ii) the termination of all outstanding options in connection with a corporate transaction. Options generally expire ten (10) years from the date of grant, unless earlier terminated in connection with termination of employment or service with us.

        Amendment and Repricing. Our Board of Directors, subject to applicable law, can amend the terms of the 2003 Plan from time to time. However, our Board of Directors cannot amend the 2003 Plan to adversely affect the rights of option holders thereunder without the consent of such option holders. Without derogating from the foregoing, our Board of Directors may, without the approval of our shareholders, (i) expand the class of participants eligible to participate in the 2003 Plan; (ii) expand the types of options or awards provided under the 2003 Plan; and/or (iii) extend the duration of the 2003 Plan. Notwithstanding the aforesaid, our Board of Directors may, at its discretion, bring any of the above actions before the shareholders of the Company for their approval.

        Subject to applicable law, the Committee may, without the approval of our shareholders, replace outstanding options with new options having a lower exercise price and containing such other terms and conditions as the Committee may prescribe in accordance with the 2003 Plan, or simply decrease the exercise price of outstanding options. The Committee may, at its discretion, bring such actions before the shareholders of the Company for their approval.

        Certain Israeli Income Tax Consequences. Option grants to Israeli employees, directors and office holders, other than controlling shareholders (as such term is defined in the Tax Ordinance) under the 2003 Plan may be granted only under Section 102, or Section 102 options, while options granted to Israeli contractors, consultants or controlling shareholders under the 2003 Plan may be granted only under Section 3(9) of the Tax Ordinance, or Section 3(9) options. In the event that options are granted under the 2003 Plan to a trustee designated by the Committee, which with respect to Section 102 options will be approved by the Israeli Commissioner of Income Tax (the "Trustee"), the Trustee is required to hold each such option and the Ordinary Shares issued upon exercise thereof in trust (the "Trust") for the benefit of the grantee in respect of whom such option was granted.

        Section 3(9) options are deemed ordinary income of the grantee on the date of exercise of the option. The benefit to the grantee is calculated as the fair market value of the share on the exercise date less the exercise price. The Company will be required to withhold applicable tax, social security and national health insurance charges at source on behalf of the grantee, and may be required to pay social security and national health insurance charges.

        Section 102 options are taxed on the date of sale of the underlying Ordinary Shares and/or the date of the release of the options or such underlying Ordinary Shares from the Trust (rather than on the exercise date of the options). The income of the grantee on such date is calculated as the fair market value of the share (or the actual sale price) less the exercise price of the option.

        In the event that the Committee elects the Capital Gains Route for the taxation of Section 102 options then, provided such options (or the underlying Ordinary Shares) are held by the Trustee for a period of at least two years from the end of the tax year in which such options are granted, the gains derived from such options shall be classified as capital gains and the Company will not be required to pay or withhold any social security and national health insurance charges, but will not benefit from any recognized tax expense resulting from the grant of such awards. However, if the underlying Ordinary Shares are sold (or if the underlying Ordinary Shares or options are released from the Trust) prior to the lapse of such period, gains derived from such sale shall be deemed ordinary income, the Company will be required to pay and withhold applicable social security and national health insurance payments, and the Company will not benefit from any recognized tax expense resulting from the grant of such awards. In addition, the Company will recognize a tax expense if the exercise price of an option award is less than the fair market value of the Ordinary Shares at the time of grant of the options, and only with respect to such amount (calculated as the average of the closing market price for the Company's Ordinary Shares for the 30 trading days preceding the grant of such award).

        In the event that the Committee elects the Ordinary Income Route for the taxation of options granted under Section 102, then the gains derived from such options will be classified as ordinary income and the Company will be required to pay and withhold applicable social security and national health insurance payments, and the Company will benefit from a recognized tax expense resulting from the grant of such awards.

        In November 2003, the Board of Directors of the Company elected the Capital Gains Route for the taxation of option awards that will be granted to Israeli personnel under the 2003 Plan pursuant to Section 102.

        The foregoing is a brief summary of certain Israeli income tax consequences of the 2003 Plan to the Company and the grantees and is based on the current tax structure applicable to companies and grantees in Israel and does not purport to be complete. Reference should be made to the applicable provisions of the Tax Ordinance. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-Israeli jurisdiction.

        Amendment to the 2001 Plan

        The Company proposes to amend Section 6 of the 2001 Plan, as set forth in Appendix C to this Proxy Statement. The proposed amendment is required in order to increase the number of Ordinary Shares reserved under the 2001 Plan from 750,000 to 1,900,000 and to provide that such reservoir will be available for issuance under both the 2001 Plan and the 2003 Plan.

        It is proposed that at the meeting the following resolution be adopted:

              "RESOLVED that the adoption of the Scitex 2003 Share Option Plan, attached as Appendix B, and the related amendment to the Scitex 2001 Stock Option Plan as set forth in Appendix C, are hereby approved in all respects, including the increase of the aggregate number of shares that may be issued under both the Scitex 2001 Stock Option Plan and the Scitex 2003 Share Option Plan to 1,900,000."

        The affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required to adopt said resolution.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

 ITEM 6--APPROVAL AND RATIFICATION OF REVISED TERMS OF PROCUREMENT OF DIRECTORS
                        AND OFFICERS LIABILITY INSURANCE

        Under the Companies Law, a company may, if its articles of association so provide, enter into a contract to insure the liability of an office holder of the company for acts or omissions committed in his or her capacity as an office holder of the company for:

o the breach of his or her duty of care to the company or to another person;
o the breach of his or her duty of loyalty to the company, provided that he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the company; and
o a financial obligation imposed upon him or her in favor of another person;

        The Articles of Association of the Company contain the appropriate provisions. In 1991, our shareholders approved the procurement of insurance coverage by the Company for its office holders and, in 1999, approved an increase in the maximum annual premium payable in respect of such insurance to $750,000. In recent years, there has been a significant increase in the premiums requested by insurers in respect of policies for directors' and officers' liability insurance and the Company wishes to increase the maximum permitted annual premium payable, with effect from the year ended December 31, 2002.

        Pursuant to the Companies Law, the revised terms of procurement by the Company of insurance for Directors require approval of the Company's Audit Committee and Board of Directors, however, since each member of the Board of Directors has a "personal interest" in this matter, for purposes of the Companies Law, the proposal also requires shareholder approval. The Company's Audit Committee and Board of Directors have approved the foregoing.

        It is proposed that at the meeting the following resolution be adopted:

              "RESOLVED, that:

              (i) the procurement by the Company, from an insurance company (whether or not affiliated with the Company or with any of its Directors or officers), of insurance coverage in respect of the liability of the Directors and officers of the Company that may serve from time to time (whether or not such directors or officers may be deemed as "controlling shareholders") to the maximum extent permitted by law, with a cost to the Company not to exceed US$1,000,000 per annum with effect from the year ended December 31, 2002, does not prejudice the interests of the Company and that the same be, and is hereby, approved and ratified; and

              (ii) the Chief Executive Officer and/or the Chief Financial Officer of the Company be, and they are hereby authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such insurance, upon the terms and conditions so negotiated. It is hereby clarified that no further action of the Audit Committee, Board of Directors or shareholders of the Company will be required in connection with the procurement from time to time of such insurance coverage and the renewal and/or extension thereof."

        Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution. However, since one or more of our Directors may be deemed to be Controlling Shareholders and/or the procurement of the said insurance cover with respect to certain Directors may be deemed an extraordinary transaction in which a Controlling Shareholder has a personal interest, the above proposal, as regards such Directors, will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company's outstanding shares. For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not such shareholder has a personal interest in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder's immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company. CEI and DIC (and its subsidiaries) are deemed to have a personal interest in this resolution.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

    ITEM 7--APPOINTMENT OF INDEPENDENT AUDITORS AND FIXING THEIR REMUNERATION

        At the Annual General Meeting, the shareholders will be asked to approve the appointment of Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited), Certified Public Accountants (Israel), as independent auditors of the Company for the fiscal year ending December 31, 2003. Kesselman & Kesselman, and other accountants affiliated with PricewaterhouseCoopers, also serve as auditors of our subsidiaries. They have no relationship with the Company or with any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors approved the appointment and believe that independence of Kesselman & Kesselman is not affected by Kesselman & Kesselman providing tax consulting services to the Company.

        At the meeting, the Board of Directors will report the remuneration paid to the Company's auditors for their auditing activities and for their non-auditing activities for the year ended

December 31, 2002. A representative from Kesselman & Kesselman is expected to be present at the meeting and available to respond to appropriate questions from shareholders.

        The shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent auditors, or to delegate such authority to our Audit Committee.

        It is proposed that at the meeting the following resolution be adopted:

              "RESOLVED, that the reappointment of the Company's independent auditors, Kesselman & Kesselman, as independent auditors of the Company for the fiscal year ending December 31, 2003 be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of said independent auditors in accordance with the volume and nature of their services, or to delegate such authority to the Company's Audit Committee."

        Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

        ITEM 8-- DISCUSSION OF AUDITORS' REPORT AND FINANCIAL STATEMENTS

        Accompanying the Proxy Statement is the Annual Report of the Company for the fiscal year ended December 31, 2002, which is not part of the proxy solicitation material. At the Annual General Meeting, the Auditors Report and audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002, included in the Annual Report, will be presented for discussion, as required by Israeli Law. A representative from Kesselman & Kesselman is expected to be present at the meeting and available to respond to appropriate questions from shareholders.

                            ITEM 9 -- OTHER BUSINESS

        It is not anticipated that there will be presented at the meeting any matters other than those on the agenda described above. If any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                     By Order of the Board of Directors,

                                           AMI EREL
                                             Chairman of the Board of Directors

                                           NACHUM SHAMIR
                                             President & Chief Executive Officer

Dated: December 3, 2003

                                   APPENDIX A

                                     PART I

        AMENDMENTS TO ARTICLE 69 OF THE COMPANY'S ARTICLES OF ASSOCIATION

    RESOLVED, that the Articles of Association of Scitex Corporation Ltd. be, and the same hereby are, amended, as follows:

    That Article 69 be deleted in its entirety and the following text be substituted therefor:

    "69. Notices

        (a) Any written notice or other document may be served by the Company upon any member either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Register of Members or such other address as the member may have designated in writing for the receipt of notices and other documents. Such designation may include a broker or other nominee holding shares at the instruction of the shareholder. Proof that an envelope containing a notice was properly addressed, stamped and mailed shall be conclusive evidence that notice was given. A declaration of an authorized person on behalf of the stock transfer agent of the Company or other distribution agent stating that a notice was mailed to a shareholder will suffice as proof of notice for purposes of this Article.

        (b) Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if mailed from outside Israel) to the Company at its Registered Address.

        (c) Any notice of General Meeting shall be deemed to be properly served by the Company on the date of mailing (when initially sent by mail) or on the date of transmission (when initially sent via facsimile (telecopier), cablegram, email or other electronic means and confirmed by mail), irrespective of the date upon which it was actually received, provided mailing, transmission (by any of the aforesaid means) or tendering in person to such member commenced or took place at least twenty one (21) days prior to the date upon which the said General Meeting is to be held.

        (d) Subject to paragraph (c) above, any notice or other document referred to in paragraph (a) or (b) of this Article shall be deemed to have been served forty-eight (48) hours (or twenty-four (24) hours provided both days are regular business days) after it has been mailed (five (5) days if sent internationally), or when actually received by the addressee if sooner than forty-eight hours, twenty-four hours or five days, as the case may be, after it has been mailed, or when actually tendered in person, to such member (or to the Secretary or the General Manager), provided, however, that notice may be sent by facsimile (telecopier), cablegram, email or other electronic means and confirmed by mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such facsimile (telecopier), cablegram, email or other electronic means has been sent or when actually received by such member (or by the Company), whichever is the earlier.

        (e) If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 69.

        (f) All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

        (g) Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

        (h) The mailing date, actual transmission or delivery date or publication date and the date of the meeting shall be counted as part of the days comprising any notice period."

                                     PART II

       CURRENT TEXT OF ARTICLE 69 OF THE COMPANY'S ARTICLES OF ASSOCIATION

    69. Notices

        (a) Any written notice or other document may be served by the Company upon any member either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Register of Members or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Address. Any such notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) days if sent internationally), or when actually received by the addressee if sooner than forty-eight hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such member (or to the Secretary or the General Manager), provided, however, that notice may be sent by cablegram, telex or facsimile (telecopier) and confirmed by mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such cablegram, telex or facsimile (telecopier) has been sent or when actually received by such member (or by the Company), whichever is the earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 69(a).

        (b) All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

        (c) Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

                                   APPENDIX B

                             SCITEX CORPORATION LTD.

                          SCITEX 2003 SHARE OPTION PLAN

                               A. NAME AND PURPOSE

    1. Name: This plan, as amended from time to time, shall be known as "Scitex 2003 Share Option Plan" (the "Plan").

    2. Purpose: The purpose and intent of the Plan is to provide incentives to employees, directors, consultants and contractors (both Israeli and non-Israeli) of Scitex Corporation Ltd., a company organized under the laws of the State of Israel (the "Company"), or any subsidiary or affiliate thereof (where applicable in this Plan, the term "Company" shall include any subsidiary or affiliate of the Company), by providing them with opportunities to purchase Ordinary Shares, nominal value of 0.12 New Israeli Shekel each of the Company (the "Shares"), pursuant to this Plan approved by the Board of Directors of the Company (the "Board") which is designed to allow them to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance (New Version), 1961 (as may be amended from time to time, the "Ordinance"), as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, or with respect to non-Israeli residents, the applicable laws relevant in their respective country of residence.

                   B. GENERAL TERMS AND CONDITIONS OF THE PLAN

    3.  Administration:

        3.1 The Board may appoint a Share Incentive Committee or other committee of the board, which will consist of such number of Directors of the Company, as may be fixed from time to time by the Board. The Board shall appoint the members of such committee, may from time to time remove members from, or add members to, such committee and shall fill vacancies in such committee however caused. The Plan will be administered by such committee, or by the Board (including, but not limited to, actions which the Share Incentive Committee is not permitted to take according to Section 112 of the Companies Law, 1999 (the "Companies Law")) (the Board or its committee, as applicable - the "Committee").

        3.2 The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places, as it shall determine. Actions taken by a majority of the members of the Committee, at a meeting at which a majority of its members is present, or acts reduced to, or approved in, writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

        3.3 Subject to the general terms and conditions of this Plan and applicable law, the Committee shall have the full authority in its discretion, from time to time and at any time to determine (i) the persons ("Grantees") to whom options to purchase Shares (the "Options") shall be granted, (ii) the time or times at which the same shall be granted, (iii) the schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for, (iv) rules and provisions as may be necessary or appropriate to permit eligible Grantees who are not Israeli residents to participate in the Plan and/or to receive preferential tax treatment in their country of residence, with respect to the Options granted hereunder, and/or (v) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan. Unless otherwise determined by the Committee for a specific grant or grants of Options, each Option will be exercisable, under the terms of this Plan, into one Share of the Company.

        3.4 Subject to the general terms and conditions of the Plan and the Ordinance, the Committee shall have the full authority in its discretion, from time to time and at any time, to determine:

            (a) with respect to the grant of 102 Options (as defined in Section 5.1(a)(i) below) - whether the Company shall elect the "Ordinary Income Route" under Section 102(b)(1) of the Ordinance (the "Ordinary Income Route") or the "Capital Gains Route" under Section 102(b)(2) of the Ordinance (the "Capital Gains Route") (each of the Ordinary Income Route or the Capital Gains Route - a "Taxation Route") for the grant of 102 Options, and the identity of the trustee who shall be granted such 102 Options in accordance with the provisions of this Plan and the then prevailing Taxation Route.

            Unless otherwise permitted by the Ordinance, in the event the Committee determines that the Company shall elect one of the Taxation Routes for the grant of 102 Options, the Company shall be entitled to change such election only following the lapse of one year from the end of the tax year in which 102 Options are first granted under the then prevailing Taxation Route; and

            (b) with respect to the grant of 3(9) Options (as defined in Section 5.1(a)(ii) below) - whether or not 3(9) Options shall be granted to a trustee in accordance with the terms and conditions of this Plan, and the identity of the trustee who shall be granted such 3(9) Options in accordance with the provisions of this Plan.

        3.5 Notwithstanding the aforesaid, the Committee may, from time to time and at any time, grant 102 Options that will not be subject to a Taxation Route, as detailed in Section 102(c) of the Ordinance ("102(c) Options").

        3.6 The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan, as it may deem necessary. No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.

        3.7 The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive and binding on all parties who have an interest in the Plan or any Option or Share issuance thereunder unless otherwise determined by the Board.

    4.  Eligible Grantees:

        4.1 The Committee, at its discretion, may grant Options to any employee, director, consultant or contractor of the Company. Anything in this Plan to the contrary notwithstanding, all grants of Options to office holders (i.e., "Nosei Misra", as such term is defined in the Companies Law) shall be authorized and implemented in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

        4.2 The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of Options pursuant to this Plan or any other share option plan of the Company.

    5.  Grant of Options, Issuance of Shares, Dividends and Shareholder Rights:

        5.1 Grant of Options and Issuance of Shares.

            (a) Subject to the provisions of the Ordinance and applicable law (it being understood that, unless otherwise determined by the Committee, the following shall not apply to Options granted to non-Israeli Grantees),

                (i) all grants of Options to employees, directors and office holders of the Company, other than to a Controlling Shareholder of the Company (i.e., "Baal Shlita", as such term is defined in Section 32(9) of the Ordinance), shall be made only pursuant to the provisions of Section 102 of the Ordinance, the Income Tax Rules (Tax Relief in Issuance of Shares to Employees), 2003 ("102 Rules") and any other regulations, rulings, procedures or clarifications promulgated thereunder ("102 Options"), or any other section of the Income Tax Ordinance that will be relevant for such issuance in the future; and

                (ii) all grants of Options to consultants, contractors or Controlling Shareholders of the Company shall be made only pursuant to the provisions of Section 3(9) of the Ordinance and the rules and regulations promulgated thereunder ("3(9) Options"), or any other section of the Ordinance that will be relevant for such issuance in the future.

                (iii) Notwithstanding the aforesaid in Sections 5.1(a)(i) and
5.1 (a)(ii), the Committee, at it discretion, may grant Options to any employee, director, consultant or contractor of the Company pursuant to the provisions of any tax ruling provided to the Company with respect to such Options by the Israeli Commissioner of Income Tax.

            (b) Subject to Sections 7.1 and 7.2 hereof, the effective date of the grant of an Option (the "Date of Grant") shall be the date the Committee resolves to grant such Option, unless specified otherwise by the Committee in its determination relating to the award of such Option. The Committee shall promptly give the Grantee written notice (the "Notice of Grant") of the grant of an Option.

            (c) Trust. In the event Options are deposited under the Plan with a trustee designated by the Committee in accordance with the provisions of Section
3.4 hereof and, with respect to Options under a Taxation Route, approved by the Israeli Commissioner of Income Tax (the "Trustee"), the Trustee shall hold each such Option and the Shares issued upon exercise thereof in trust (the "Trust") for the benefit of the Grantee in respect of whom such Option was granted (the "Beneficial Grantee").

                In accordance with Section 102, the tax benefits afforded to 102 Options (and any Shares issued upon exercise thereof) in accordance with the Ordinary Income Route or Capital Gains Route, as applicable, shall be contingent upon the Trustee holding such 102 Options for a period of at least (i) one year from the end of the tax year in which the 102 Options are granted, if the Company elects the Ordinary Income Route, or (ii) two years from the end of the tax year in which the 102 Options are granted, if the Company elects the Capital Gains Route, or (iii) such other period as shall be prescribed by the Ordinance or approved by the Israeli Commissioner of Income Tax (collectively the "Trust Period").

                With respect to 102 Options granted to the Trustee, the following shall apply:

                (i) A Grantee granted 102 Options shall not be entitled to sell the Shares issued upon exercise thereof (the "Exercised Shares") or to transfer such Exercised Shares (or such 102 Options) from the Trust prior to the lapse of the Trust Period;

                (ii) Any and all rights issued in respect of the Exercised Shares, including bonus shares but excluding cash dividends ("Rights"(, shall be deposited with the Trustee and held thereby until the lapse of the Trust Period, and such Rights shall be subject to the Taxation Route which is applicable to such Exercised Shares.

                (iii) Notwithstanding the aforesaid, Exercised Shares or Rights may be sold or transferred, and the Trustee may release such Exercised Shares (or 102 Options) or Rights from Trust, prior to the lapse of the Trust Period, provided, however, that tax is paid or withheld in accordance with Section 102(b)(4) of the Ordinance and Section 7 of the 102 Rules. However, the Committee may, in its sole discretion, require a Grantee not to sell the Exercised Shares or transfer the Options in the Grantee's name prior to the lapse of the Trust Period.

                (iv) All certificates representing Exercised Shares held in Trust under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as herein provided.

            (d) Subject to the terms hereof and specifically the provisions of
Section 9 herein, at any time after the Options have vested, with respect to any Options or Shares the following shall apply: Upon the written request of any Beneficial Grantee, the Trustee shall release from the Trust the Options granted, and/or the Shares issued, on behalf of such Beneficial Grantee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Grantee, provided, however, that the Trustee shall not so release any such Options and/or Shares to such Beneficial Grantee unless the latter, prior to, or concurrently with, such release, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

        5.2 Guarantee. In the event a 102(c) Option is granted to a Grantee who is an employee at the time of such grant, if the Grantee's employment is terminated, for any reason, such Grantee shall provide the Company with a guarantee or collateral securing the payment of all taxes required to be paid upon the sale of the Shares issued upon exercise of such 102(c) Option.

        5.3 Dividend. All Shares issued upon the exercise of Options granted under this Plan shall entitle the Grantee thereof to receive dividends with respect thereto. For so long as Shares are held in the Trust, the dividends paid or distributed with respect thereto shall be distributed directly to such Beneficial Grantee, and the Company shall provide appropriate notification to the Trustee of such distribution.

        5.4 Shareholder Rights. Unless otherwise provided herein, the holder of an Option shall have no shareholder rights with respect to the Shares underlying such Option until such person shall have exercised the Option, paid the exercise price and become the record holder of the purchased Shares.

Subject to the provisions of the Plan and the provisions of the Articles of Association of the Company, the Exercised Shares shall entitle the Grantee thereof to full shareholder rights, including voting and dividend rights, with respect to such Exercised Shares. As long as the Exercised Shares are registered in the name of the Trustee, the voting rights at the Company's general meeting attached to such Exercised Shares will remain with the Trustee. However, the Trustee shall not be obligated to exercise such voting rights at general meetings, and may, in its sole discretion, empower another person, including the respective Beneficial Grantee, to vote in name and in place of the Trustee according to such Beneficial Grantee's instructions, if provided.

            Without derogating from the foregoing, nothing in the terms of this Plan, grant of Options and/or issuance of Exercised Shares, any other action of the Company regarding the Options and the Exercised Shares, and/or any agreement or contract between the Company and the Grantee in connection with the above, unless expressly determined otherwise in writing, shall be deemed to grant the Grantee any right and/or create any obligation of the Company to any provision of information, including in response to a request by the Grantee or anyone acting on his/her behalf, regarding the Company (including information regarding its organs, decisions, assets, business and condition, actions taken in the past or present or actions planned, their plans at any time and estimates concerning their future). The provisions of this section shall not detract form the rights of the holder of Shares according to the Company's Articles of Association.

    6. Reserved Shares: The total number of Shares that may be subject to Options granted under this Plan and the Scitex 2001 Stock Option Plan (collectively, the "Plans") shall not exceed 1,900,000 in the aggregate, subject to adjustments as provided in Section 11 hereof. Without derogating from the foregoing, the Committee shall have full authority in its discretion to determine that the Company may issue, for the purposes of the Plans, previously issued Shares that are held by the Company, from time to time, as Dormant Shares (as such term is defined in the Companies Law). All Shares under the Plans, in respect of which the right of an option holder to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plans.

    7.  Grant of Options:

        7.1 The implementation of the Plan and the granting of any Option under the Plan shall be subject to the Company's procurement of all approvals and permits required by applicable law or regulatory authorities having jurisdiction over the Plan, the Options granted under it and the Exercised Shares.

        7.2 The Notice of Grant shall state, inter alia, the number of Shares subject to each Option, the vesting schedule, the dates when the Options may be exercised, the exercise price, whether the Options granted thereby are 102 Options or 3(9) Options or other type of Options, and such other terms and conditions as the Committee at its discretion may prescribe, provided that they are consistent with this Plan. Each Notice of Grant evidencing a 102 Option shall, in addition, be subject to the provisions of the Ordinance applicable to such Options.

        7.3 Validity and Vesting. Without derogating from the rights and powers of the Committee under this Section 7.3, unless otherwise specified by the Committee, the Options shall be valid for a term of ten (10) years from the Date of Grant and thereafter expire. Subject to Section 10 hereof, unless determined otherwise by the Committee, the Vesting Period pursuant to which Options shall vest, and the Grantee thereof shall be entitled to pay for and acquire the Exercised Shares, shall be such that all Options shall be fully vested on the first business day following the passing of three
(3) years from the Date of Grant, as follows: 1/3 of such Options shall vest on the first anniversary of the Adoption Date (the "Adoption Date" for the purpose of this Plan means the Date of Grant or any other date determined by the Committee for a given grant of Options). A further 1/3 of such Options shall vest on each of the second, and third anniversaries of the Adoption Date.

        "Vesting Period" of an Option means, for the purpose of the Plan and its related instruments, the period between the Adoption Date and the date on which the Grantee may exercise the rights awarded pursuant to the terms of the Option. Unless otherwise determined by the Committee, any period in which the Grantee shall not be employed by the Company (or, in the case of consultants, contractors or directors, shall not be in the service of the Company) or in which the Grantee shall have taken an unpaid leave of absence, shall not be included in the Vesting Period.

        7.4 Acceleration of Vesting. The Committee shall have full authority to determine any provisions regarding the acceleration of the Vesting Period of any Option or the cancellation of all or any portion of any outstanding restrictions with respect to any Option or Share upon certain events or occurrences, and to include such provisions in the Notice of Grant on such terms and conditions as the Committee shall deem appropriate.

        7.5 Repricing. Subject to applicable law, the Committee shall have full authority to, at any time and from time to time, without the approval of the Shareholders of the Company, (i) grant in its discretion to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having an exercise price lower than provided in the Option (and related Notice of Grant) so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan, or (ii) effectuate a decrease in the Exercise Price (see
Section 8 below) of outstanding Options. At the full discretion of the Committee such actions may be brought before the shareholders of the Company for their approval.

    8. Exercise Price: The exercise price per Share subject to each Option shall be determined by the Committee in its sole and absolute discretion, subject to applicable law.

    9.  Exercise of Options:

        9.1 Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the Plan.

        9.2 The exercise of an Option shall be made by a written notice of exercise (the "Notice of Exercise") delivered by the Grantee (or, with respect to Options held in the Trust, by the Trustee upon receipt of written instructions from the Beneficial Grantee) to the Company at its principal executive office, specifying the number of Shares to be purchased and accompanied by the payment therefor, and complying with such other terms and conditions as the Committee shall prescribe from time to time.

        9.3 Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option has not been exercised and the Shares subject thereto not paid for within ten (10) years after the Date of Grant (or any shorter period set forth in the Notice of Grant), such Option and the right to acquire such Shares shall terminate, all interests and rights of the

Grantee in and to the same shall ipso facto expire, and, in the event that in connection therewith any Options are still held in the Trust as aforesaid, the Trust with respect thereto shall ipso facto expire, and the Shares underlying such Options shall again be available for grant through Options under the Plan, as provided for in Section 6 herein, provided the Plan shall be in force at such time.

        9.4 Each payment for Shares shall be in respect of a whole number of Shares, and shall be effected in cash or by a bank's check payable to the order of the Company, or such other method of payment acceptable to the Company.

        9.5 Notwithstanding the provisions of Section 9.4 above, the Company will be entitled in its sole discretion on a case-by-case basis, to allow payment of the Exercise Price out of the proceeds from the sale of the Exercised Shares, provided that the Company has ascertained the Grantee's ability to pay the exercise price at that time. Grantees are not entitled to demand that the Company, and the Company shall not be required to, act as described in this
Section 9.5.

    10. Termination of Employment:

        10.1 Employees. In the event that a Grantee who was an employee of the Company on the Date of Grant of any Options to him or her ceases, for any reason, to be employed by the Company (the "Cessation of Employment"), unless otherwise determined by the Committee, all Options theretofore granted to such Grantee when such Grantee was an employee of the Company shall terminate as follows:

            (a) The date of the Grantee's Cessation of Employment shall be the date on which the employee-employer relationship between the Grantee and the Company ceases to exist (the "Date of the Cessation").

            (b) Subject to Section 10.1(c) below, all such Options that are not vested at the Date of Cessation shall terminate immediately.

            (c) If the Grantee's Cessation of Employment is by reason of such Grantee's death or "Disability" (as hereinafter defined), such Options shall be exercisable (to the extent vested) by the Grantee or the Grantee's guardian, legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution, at any time until 12 months from the Date of Cessation, and shall thereafter terminate. Notwithstanding the provision of Section 10.1(b) above, if the Grantee's Cessation of Employment is by reason of such Grantee's death or "Disability", such Grantee's Options that are unvested at the Date of Cessation shall continue to vest for a period of 12 months following the Date of Cessation, in accordance with the Vesting Period prescribed in the Notice of Grant of such Options.

                For purposes hereof, "Disability" shall mean the inability to engage in any substantial gainful occupation for which the Grantee is suited by education, training or experience, by reason of any medically determinable physical or mental impairment which is expected to result in such person's death or to continue for a period of six (6) consecutive months or more.

            (d) If the Grantee's Cessation of Employment is due to any reason other than those stated in Sections 10.1(c), 10.1(e) and 10.1(f) herein, such Options (to the extent vested at the Date of Cessation) shall be exercisable at any time until 90 days after the Date of Cessation, and shall thereafter terminate; provided, however, that if the Grantee dies within such period, such Options (to the extent vested at the Date of Cessation) shall be exercisable by the Grantee's legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution at any time until 12 months from the Date of Cessation, and shall thereafter terminate.

            (e) Notwithstanding the aforesaid, if the Grantee's Cessation of Employment is due to (i) breach of the Grantee's duty of loyalty towards the Company, or (ii) breach of the Grantee's duty of care towards the Company, or
(iii) the commission of any flagrant criminal offense by the Grantee, or (iv) the commission of any act of fraud, embezzlement or dishonesty towards the Company by the Grantee, or (v) a material breach of the Grantee's employment contract, or (vi) any unauthorized use or disclosure by the Grantee of confidential information or trade secrets of the Company, or (vii) any act constituting business competition with the Company or enabling, in the past, present or future, another party to compete with the Company, or (viii) any other intentional misconduct by the Grantee (by act or omission) adversely affecting the business or affairs of the Company in a material manner, or (ix) any act or omission by the Grantee which would allow for the termination of the Grantee's employment without severance pay, according to the Severance Pay Law, 1963, all the Options whether vested or not shall ipso facto expire immediately and be of no legal effect.

            (f) If a Grantee retires, he shall, subject to the approval of the Committee, continue to enjoy such rights, if any, under the Plan and on such terms and conditions, with such limitations and subject to such requirements as the Committee in its discretion may determine.

            (g) Whether the Cessation of Employment of a particular Grantee is by reason of "Disability" for the purposes of paragraph 10.1(c) hereof or by virtue of "retirement" for purposes of paragraph 10.1(f) hereof, or is a termination of employment other than by reason of such Disability or retirement, or is for reasons as set forth in paragraph 10.1(e) hereof, shall be finally and conclusively determined by the Committee in its absolute discretion.

            (h) Notwithstanding the aforesaid, under no circumstances shall any Option be exercisable after the specified expiration of the term of such Option.

        10.2 Consultants and Contractors. In the event that a Grantee, who is a consultant or contractor of the Company, ceases, for any reason, to serve as such, the provisions of Sections 10.1(b), 10.1(c), 10.1(d), 10.1(e), 10.1(g) and 10.2(h) above shall apply, mutatis mutandis. For the purposes of this Section 10.2, "Date of Cessation" shall mean the date on which the consulting or contractor agreement between such consultant or contractor, as applicable, and the Company expires, or the date on which either of the parties to such agreement sends the other notice of its intention to terminate said agreement.

        10.3 Directors. In the event that a Grantee, who is a director of the Company, ceases, for any reason, to serve as such, the provisions of Sections 10.1(b), 10.1(c), 10.1(d), 10.1(e), 10.1(g) and 10.2(h) above shall apply, mutatis mutandis, provided, however, that for the purposes of Sections 10.1(c) and 10.1(d) the director's Options (to the extent vested at the Date of Cessation, or if vested during 12 months following death or "Disability", as detailed in Section 10.1(c)) shall be exercisable at any time until the specified expiration of the term of the Options (as detailed in Section 9.3 herein). For the purposes of this Section 10.3, "Date of Cessation" shall mean the date on which the director ceases to serve as a director of the Company.

        10.4 Notwithstanding the foregoing provisions of this Section 10, the Committee shall have the discretion, exercisable either at the time an Option is granted or thereafter, to:

            (a) extend the period of time for which the Option is to remain exercisable following the Date of Cessation to such greater period of time as the Committee shall deem appropriate, but in no event beyond the specified expiration of the term of the Option;

            (b) permit the Option to be exercised, during the applicable exercise period following the Date of Cessation, not only with respect to the number of Shares for which such Option is exercisable at the Date of Cessation but also with respect to one or more additional installments in which the Grantee would have vested under the Option had the Grantee continued in the employ or service of the Company.

    11. Bonus Shares, Rights Offering, Cash Dividends and Other Adjustments

        11.1 Bonus Shares.

            (a) If the Company distributes bonus shares, whose date of distribution is earlier than the actual date of exercise of Options (the "Exercise Date"), Shares in the number and kind that the option holder would have been entitled to as bonus shares had he/she exercised the Options before the record date determining the right to receive bonus shares, will be added to the Exercised Shares to which the holder of the Options is entitled upon exercising the Options.

            (b) The Exercise price of each Option will not change as a result of the addition of such bonus shares, while other terms referring to the Exercised Shares will also apply to the bonus shares added to the Exercised Shares, mutatis mutandis.

            (c) If the Company distributes bonus shares for which the record date for distribution and the date of distribution fall during the period in which Exercised Shares are registered in the name of the Trustee for the Beneficial Grantees, the Company will transfer to the Trustee an amount of bonus shares according to the number of Exercised Shares registered in its name at the time of distribution, and the Trustee will hold them in Trust for the Beneficial Grantees. In the event Shares have been transferred from the Trustee to a Beneficial Grantee and/or sold by the Trustee at the Beneficial Grantee's request between the record date for distribution and the date of distribution, the Company will transfer bonus shares in respect of these Shares directly to such Beneficial Grantee. Each such Grantee will be entitled to Shares in the same number and kind to which he would have been entitled, had the Shares been held by him prior to the record date for the right to receive the bonus shares.

        11.2 Cash Dividends. If the Company distributes cash dividends with respect to all Company Shares issued to its shareholders, and the record date for determining the right to receive such dividends (the "Determining Date") is earlier than the Exercise Date, the Exercise Price for each Option not exercised prior to the Determining Date, shall be reduced by an amount equal to the amount of the dividend per Share distributed, calculated in the same currency as the Exercise Price according to the representative rate of exchange as of the Determining Date.

        11.3 Adjustments. Without deviating from the aforesaid in this Section 11, subject to any required action by the shareholders of the Company, the number of Shares subject to each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the Exercise Price for each outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, combination or reclassification of the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive.

        11.4 Except as expressly provided in this Section 11, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Exercised Shares subject to an Option.

        11.5 Except as expressly provided in this Section 11, the grant of Options under the Plan shall in no way affect the right of the Company to distribute bonus shares, to offer rights to purchase its securities, to distribute cash dividends, or to adjust, reclassify, reorganize or otherwise change its capital.

    12. Liquidation and Corporate Transaction:

        12.1 Definitions:

            "Corporate Transaction" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

            (i) a sale or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its subsidiaries;

            (ii) a sale or other disposition of at least eighty percent (80%) of the outstanding securities of the Company;

            (iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

            (iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Ordinary Shares of the Company outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

        12.2 Liquidation. Unless otherwise provided by the Board, in the event of the proposed dissolution or liquidation of the Company, all outstanding Options will terminate immediately prior to the consummation of such proposed action. In such case, the Committee may declare that any Option shall terminate as of a date fixed by the Committee and give each Grantee the right to exercise his Option, including any Option that would not otherwise be exercisable.

        12.3 Corporate Transaction.

            (a) In the event of a Corporate Transaction, immediately prior to the effective date of such Corporate Transaction, each Option may, at the sole and absolute discretion of the Committee, either:

                (i) be substituted for an option to purchase securities of any successor entity (the "Successor Entity Option") such that the Grantee may exercise the Successor Entity Option for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction, given the exchange ratio or consideration paid in the Corporate Transaction, the vesting of the Options and such other terms and factors that the Committee determines to be relevant for purposes of calculating the number of Successor Entity Options granted to each Grantee; and/or

                (ii) be assumed by any successor entity such that the Grantee may exercise the Option for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; given the exchange ratio or consideration paid in the Corporate Transaction, the vesting of the Options and such other terms and factors that the Committee determines to be relevant for purposes of calculating the number of Options granted to each Grantee.

                In the event of a clause (i) or clause (ii) action, appropriate adjustments shall be made to the exercise price per Share to reflect such action.

            (b) Immediately following the consummation of the Corporate Transaction, all outstanding Options shall terminate and cease to be outstanding, except to the extent assumed by a successor entity.

            (c) Notwithstanding the foregoing, and without derogating from the power of the Committee pursuant to the provisions of this Plan, the Committee shall have full authority and sole discretion to determine that any of the provisions of Sections 12.3(a)(i) and/or 12.3(a)(ii) above shall apply in the event of a Corporate Transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of a successor entity, or in which such consideration is solely cash or assets other than securities of a successor entity.

        12.4 Sale. Subject to any provision in the Article of Association of the Company and to the Committee's sole and absolute discretion, in the event that all or substantially all of the issued and outstanding share capital of the Company is to be sold (the "Sale"), each Grantee shall be obligated to participate in the Sale and sell his or her Shares and/or Options in the Company, provided, however, that each such Share or Option shall be sold at a price equal to that of any other Share sold under the Sale (minus the applicable exercise price), while accounting for changes in such price due to the respective terms of any such Option.

            With respect to Shares held in Trust the following procedure will be applied: The Trustee will transfer the Shares held in Trust and sign any document in order to effectuate the transfer of Shares, including share transfer deeds, provided, however, that the Trustee receives a notice from the Board, specifying that: (i) all or substantially all of the issued outstanding share capital of the

Company is to be sold, and therefore the Trustee is obligated to transfer the Shares held in Trust; (ii) the Company is obligated to withhold at the source all taxes required to be paid upon release of the Shares from the Trust and to provide the Trustee with evidence, satisfactory to the Trustee, that such taxes indeed have been paid; (iii) the Company is obligated to transfer the consideration for the Shares directly to the Grantees.

        12.5 The grant of Options under the Plan shall in no way affect the right of the Company to change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

    13. Limitations on Transfer: No Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.

    14. Term and Amendment of the Plan:

        14.1 The Plan was adopted by the Board on November 24, 2003. The Plan shall terminate upon the earliest of (i) the expiration of the ten (10)-year period measured from the date was adopted by the Board, or (ii) the termination of all outstanding Options in connection with a Corporate Transaction. All Options outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such Options.

        14.2 Subject to applicable laws and regulations, the Board in its discretion may, at any time and from time to time, amend this Plan, including effecting the following amendments without the approval of the Shareholders of the Company: (i) expanding the class of participants eligible to participate in the Plan; and/or (ii) expanding the types of options or awards provided under the Plan and/or (iii) extending the duration of the Plan. Notwithstanding the aforesaid, at the full discretion of the Board any of the above actions may be brought before the shareholders of the Company for their approval. However, no amendment or modification shall adversely affect any rights and obligations with respect to Options at the time outstanding under the Plan, unless the applicable Grantee consents to such amendment or modification.

    15. Withholding and Tax Consequences: The Company's obligation to deliver Shares upon the exercise of any Options granted under the Plan shall be subject to the satisfaction of all applicable income tax and other compulsory payments withholding requirements. All tax consequences and obligations regarding any other compulsory payments arising from the grant or exercise of any Option, from the payment for, or the subsequent disposition of, Shares subject thereto or from any other event or act (of the Company, of the Trustee or of the Grantee) hereunder, shall be borne solely by the Grantee, and the Grantee shall indemnify the Company and/or the Trustee, as applicable, and hold them harmless against and from any and all liability for any such tax or other compulsory payment, or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax or other compulsory payment from any payment made to the Grantee.

    16. Miscellaneous:

        16.1 Continuance of Employment. Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Company to continue the employment or service of any Grantee. Nothing in the Plan or in any Option granted thereunder shall confer upon any Grantee any right to continue in the employ or service of the Company for any period of specific duration, or interfere with or otherwise restrict in any way the right of the Company to terminate such employment or service at any time, for any reason, with or without cause.

        16.2 Requirement of Law. Notwithstanding anything to the contrary in this Plan, the grant of Options and the issuance of Shares under the Plan to Grantees who are non-Israeli residents, shall not be governed by Section 102 or
Section 3(9) and shall be subject to all applicable laws, rules and regulations, and to such approvals as may be required by any governmental agency of the country of residence of such Grantees.

        16.3 Governing Law. The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

        16.4 Use of Funds. Any proceeds received by the Company from the sale of Shares pursuant to the exercise of Options granted under the Plan shall be used for general corporate purposes of the Company.

        16.5 Multiple Agreements. The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee. The grant of multiple Options may be evidenced by a single Notice of Grant or multiple Notices of Grant, as determined by the Committee.

        16.6 Non-Exclusivity of the Plan. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

                                   APPENDIX C

                   AMENDMENT TO SCITEX 2001 STOCK OPTION PLAN


    RESOLVED that the first sentence of Section 6 of the Scitex 2001 Stock Option Plan (which reads "The Company has reserved 750,000 authorized but unissued Shares for purposes of the Plan subject to adjustments as provided in
Section 11 hereof, which number of Shares is the maximum number that may be issued pursuant to the Plan, subject to such adjustments under Section 11.") shall be deleted and replaced by the following

       "The total number of Shares that may be subject to Options granted under this Plan and the Company's Scitex 2003 Share Option Plan shall not exceed 1,900,000 in the aggregate, subject to adjustments as provided in
       Section 11 hereof."


                                              ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                                       SCITEX CORPORATION LTD.

                                                          December 31, 2003




                                                     Please date, sign and mail
                                                       your proxy card in the
                                                      envelope provided as soon
                                                            as possible.



                            \/ Please detach along perforated line and mail in the envelope provided. \/
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
____________________________________________________________________________________________________________________________________

    PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]
____________________________________________________________________________________________________________________________________
                                                                                                               FOR  AGAINST  ABSTAIN
2. Election of Directors:                                     1.  Election of Gerald Dogon as an Outside       [_]    [_]
                                                                  Director.
                              NOMINEES:
[_] FOR ALL NOMINEES          ( ) Ami Erel                    1A. For the purposes of proposal 1, I confirm    [_]    [_]
                              ( ) Shimon Alon                     that I am NOT a Controlling Shareholder.
[_] WITHHOLD AUTHORITY        ( ) Avraham Asheri                  (If you are not a Controlling Shareholder,
    FOR ALL NOMINEES          ( ) Raanan Cohen                    mark the "FOR" box. If you are a
                              ( ) Avraham Fischer                 Controlling Shareholder, mark the "AGAINST"
[_] FOR ALL EXCEPT            ( ) Shay Livnat                     box.)
    (See instructions below)  ( ) Ophira Rosolio-Aharonson
                                                              3.  Approval of amendments to Article 69 of the  [_]    [_]      [_]
                                                                  Company's Articles of Association.
INSTRUCTION: To withhold authority to vote for any
             individual nominee(s), mark "FOR ALL EXCEPT"     4.  Approval of adoption of the Scitex 2003      [_]    [_]      [_]
             and fill in the circle next to each nominee          Share Option Plan and amendment to the
             you wish to withhold, as shown here: (X)             Scitex 2001 Stock Option Plan
____________________________________________________________
                                                              5.  Approval and ratification of revised terms   [_]    [_]      [_]
                                                                  for procurement of Directors and Officers
                                                                  Liability Insurance.

____________________________________________________________  5A. I do NOT have a personal interest in         [_]    [_]
To change the address on your account, please check the           proposal 5. (If you do not have a personal
box at right and indicate your new address in the address         interest, mark the "FOR" box. If you have a
space above. Please note that changes to the registered  [_]      personal interest, mark the "AGAINST" box.)
name(s) on the account may not be submitted via this
method.                                                       6.  Approval of the appointment of independent   [_]    [_]      [_]
____________________________________________________________      auditors and authorization to fix their
                                                                  remuneration.

                                                              In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting, or any adjournment thereof.

                                                              The undersigned acknowledges receipt of the Notice of 2003 Annual
                                                              General Meeting of Shareholders and Proxy Statement of the Company
                                                              dated December 3, 2003 relating to the Annual Meeting.

                          _____________________        _________                            _____________________        _________
                         |                     |      |         |                          |                     |      |         |
Signature of Shareholder |_____________________| Date:|_________| Signature of Shareholder |_____________________| Date:|_________|

      Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.
            When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                             SCITEX CORPORATION LTD.

            PROXY FOR THE 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 31, 2003
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints AMI EREL, RAANAN COHEN and YAHEL SHACHAR, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Scitex Corporation Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on November 27, 2003 (or where such day is not a business day, the business day immediately prior thereto), at the 2003 Annual General Meeting of Shareholders (the "Annual Meeting") to be held in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel, on December 31, 2003 at 4:00 P.M. (Israel time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of 2003 Annual General Meeting of Shareholders and Proxy Statement dated December 3, 2003 relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, the Proxy will be voted FOR each Proposal (including to indicate that the shareholder is a Non-Controlling Shareholder as regards item 1 and to indicate the absence of a personal interest in respect of item 5). Any and all proxies heretofore given by the undersigned are hereby revoked.

                (Continued and to be signed on the reverse side)

                                                                           14475